Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England &

Wales)

* (Also Admitted in New York)

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January 19, 2023

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974) Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to proposed sales of the Company’s Class A ordinary shares, par value US$0.000005 per share (“Shares”), by certain selling shareholders and issuance of Shares pursuant to certain warrants, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Financial Statements

The Company has included in this submission (i) the audited consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2021, (ii) the unaudited financial statements of the Company as of and for the six months ended June 30, 2022 and 2021, (iii) the audited financial statements of COVA as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020, (iv) the unaudited financial statements of COVA as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021, and (v) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of COVA and the Company.

*                *                *

Securities and Exchange Commission

January 19, 2023

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Oliver Xu, Partner, KPMG Huazhen LLP